Exhibit 2.1

                                LETTER OF INTENT

                                                               December 28, 2005

Ladies and Gentlemen:

      This binding Letter of Intent ("LOI") sets forth the basic terms and conditions under which Execute Sports, Inc., a Nevada state corporation ("Buyer") will enter into a definitive agreement (the "Definitive Agreement") with Duane Pacha, an individual residing in California and Jeff Baughn, an individual residing in California, which shall be collectively referred to hereinafter as the "Sellers" or individually as "Seller". The Buyer and the Sellers shall be collectively referred to as the "Parties."

WHEREAS, Sellers own shares of Pacific Sports Group, Inc., (hereinafter referred to as the "Shares"), a California state corporation (the "Acquired Company"), which constitute 100% of the issued and outstanding shares of the Acquired Company;

WHEREAS, Sellers desire to sell, and Buyer desires to purchase, all of the Shares that they own of the Acquired Company (hereinafter referred to as the "Transaction").

NOW, THEREFORE, in consideration of the foregoing, the Parties hereby agree as follows:

It is anticipated that the consummation of the Transaction will occur on or about January 31, 2005, or on such other date to which the parties may agree ("Closing"). This binding LOI is subject to the terms and conditions outlined herein, including, but not limited to the satisfactory completion of due diligence by both parties and the preparation, execution and performance of the Definitive Agreement containing such terms, conditions, covenants, representations and warranties as are reasonable and customary in similar transactions.

      Based on the information currently known, it is proposed that the Definitive Agreement include terms and conditions to be negotiated based on the following:

      1. TRANSACTION CONSIDERATION AND TERMS

At Closing Seller shall:

      (i) Receive consideration of Four Million, Seven Hundred and Fourteen Thousand Two Hundred and Eighty Five (4,714,285) shares of the Buyer's common stock ("Stock") (in addition to the $150,000 in cash to be issued under paragraph 2 below) which shall carry all the same rights and provisions of Buyer's currently issued common stock. The Stock shall be issued pursuant to Rule 144 and not be entitled to any registration rights;
      (ii) Retain the right to appoint one member to the Buyer's Board of Directors.
      (iii) Comply with Buyer's request for all requisite due diligence documentation.

At Closing Buyer shall:

      (i) Receive one-hundred percent (100%) of the total outstanding shares of Seller's (and/or its subsidiaries and affiliates) common shares, no par value; Buyer is entitled to receive ALL assets and shall assume ALL liabilities of Seller. Buyer shall accommodate Seller's reasonable requests concerning the structure of the Transaction to allow Seller and its members to minimize their tax burden from the Transaction.

      2. ADDITIONAL CONSIDERATION

      At the execution of an LOI by and between the Buyer and Seller on December 13, 2005 (the "Original LOI"), Buyer has issued to Seller One Hundred and Fifty Thousand ($150,000.00), ("BINDER PAYMENT").

      3. ACCESS

      During the period from the date this letter is signed by both parties until the date on which either Party provides the other Party with written notice that negotiations toward a Definitive Agreement are terminated, Seller and Buyer will afford each other full and free access to Seller and Buyer, their personnel, properties, contracts, books and records, and all other documents and data during reasonable business hours upon at least 24 hours prior notice; provided, however, neither Seller nor Buyer shall contact one another's employees, customers or vendors without Seller's express prior written consent.

      4. MUTUAL CONFIDENTIALITY AND NON-SOLICITATION

      The Parties have entered into a Confidentiality Agreement which shall remain in effect after the execution and delivery of this Letter of Intent.

      Buyer agrees not to solicit employees of Seller at any time during Buyer's review and for a period of 24 months thereafter.

      5. DISCLOSURE

      Except as to the extent required by law, without the prior written consent of the other Party, no Party will, and each will direct its representatives not to make, directly or indirectly any public comment, statement or communication with respect a possible transaction between the Parties.

      6. COSTS

      Buyer and Seller will each be responsible for and bear all of their own costs and expenses incurred at any time in connection with pursuing or consummating the contemplated Transaction.

      7. COMPLETION OF TRANSACTION

      Each Party will act in good faith to finalize negotiations of the terms of the Transaction; complete its diligence review; execute a Definitive Agreement containing such terms, conditions, covenants, representations and warranties as are reasonable and customary in similar transactions; and close the Transaction.

      8. GOVERNING LAW

      This letter of intent will be governed by and construed under the laws of the State of California.

      9. TERMINATION AND BREAK-UP FEE

      This LOI may be terminated upon written notice by either Party to the other Party unilaterally, for any reason or no reason, with or without reasonable cause, at any time; however, if Seller terminates with or without reasonable cause it shall transfer the Binder Payment to Buyer, or as Buyer may direct. If Buyer terminates with or without reasonable cause, Seller shall transfer the Binder Stock to Buyer, or as Buyer may direct. The termination of this LOI will not affect the liability of a Party for breach of any of provisions contained herein prior to the termination. Upon such a termination of the Parties will have no further obligations hereunder, except as stated in Paragraphs 3, 4, 6, 8 and 9 herein, which will survive any such termination.

      10. COUNTERPARTS

      This letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same.

      If you desire to proceed in accordance with this LOI, please sign and return one copy of this letter.

Very truly yours,

Execute Sports, Inc.


By: ______________________________
    Donald Dallape, Chief Executive Officer


Pacific Sports Group, Inc.


By: ______________________________
    Duane Pacha, Chief Executive Officer


By: ______________________________
    Jeff Baughn, Vice President and Treasurer